1880 Century Park East

Suite 1000

Los Angeles, California 90067

(310) 203-1000

November 29, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Christine Westbrook

Re:	Ritter Pharmaceuticals, Inc. – Request for Acceleration
Registration Statement on Form S-3
File No. 333-228501

Dear Ms. Yale:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ritter Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-228501) (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Standard Time on Friday, November 30, 2018, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Aron Izower, Esq. and Wendy Grasso, Esq. of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Aron Izower at (212) 549-0393 or, in his absence, Wendy Grasso at (212) 549-0216.

RITTER PHARMACEUTICALS, INC.

/s/ John W. Beck
By:	John W. Beck
Chief Financial Officer